1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
October 20, 2021	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

Sergio Chinos

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solo Brands, Inc.

Registration Statement on Form S-1

Filed October 4, 2021

File No. 333-260026

Dear Mr. Chinos:

On behalf of Solo Brands, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 15, 2021 with respect to the Company’s Registration Statement on Form S-1 as filed on October 4, 2021 (the “Registration Statement”). This letter is being submitted together with the Company’s Amended Registration Statement on Form S-1 filed on October 20, 2021 (“Amendment No. 1”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. Any use of the words “we” or “our” herein refer to the Company.

Form S-1

General

1.

We have issued numerous comments on the topic of the Tax Receivable Agreement, the core of which have consistently addressed the need for prominent, descriptive, and quantifiable disclosure of how the TRA confers significant economic benefits to the pre- IPO owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please enhance or replace the new cover page disclosure, provided in response to comment 1, with information that directly addresses these topics and avoids vague references to tax benefits associated with an “Up- C” structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

Unaudited Pro Forma Consolidated Financial Information, page 82

2.

We note multiple references to stock based compensation that will be modified or granted in connection with the offering in the Executive Compensation discussion beginning on page 141. In this regard, please tell us whether as a result of the transactions or the offering, any stock based compensation subject to conversion, modification, or any new grants will have material amounts of compensation expense that should be reflected in your pro forma financial statements. To the extent you expect material amounts of compensation expense, revise the pro forma financial statements accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92, 93 and 98 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Ingram, U.S. Securities and Exchange Commission

Heather Clark, U.S. Securities and Exchange Commission

Mark Rakip, U.S. Securities and Exchange Commission

John Merris, Solo Brands, Inc.

Samuel Simmons, Solo Brands, Inc.

Kent Christensen, Esq., Solo Brands, Inc.

Clint Mickle, Solo Brands, Inc.

Adam J. Gelardi, Esq., Latham & Watkins LLP